October 21, 2019

VIA EDGAR TRANSMISSION

Mr. Alberto Zapata

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Mr. Zapata:

On August 29, 2019, the Registrant, on behalf of its series, Swan Defined Risk Fund, Swan Defined Risk Emerging Market Fund, Swan Defined Risk U.S. Small Cap Fund, Swan Defined Risk Foreign Developed Fund and Swan Defined Risk Growth Fund (each a “Fund” and collectively, the “Funds”), filed registration statements under the Securities Act of 1933 on Form N-1A (the “Amendment”) for its Class Y shares and, separately, for its Class A, Class C and Class I shares. In a telephone conversation on October 15, 2019, you provided me with the Securities and Exchange Commission’s (“SEC”) comments to the Amendment. Below, please find a summary of the SEC’s comments and the Registrant’s response, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Prospectus

Comment 1: If a comment is applicable to more than one Fund, please consider that the comment is given to all such relevant Funds as if specifically repeated herein.

Response: The Registrant shall so consider any comment that is applicable to more than one Fund to have been given to all relevant Funds.

Comment 2: The table on page 35 of the Prospectus indicates a fee waiver for the Swan Defined Risk Fund. If the table is correct, please add fee waiver information to the fee table for Swan Defined Risk Fund.

Response: The Registrant notes that the table on page 35 of the Prospectus will reflect that the adviser earned its entire fee for the Swan Defined Risk Fund for the past fiscal year. Therefore, no fee waiver information is necessary for the fee table.

Philip.Sineneng@ThompsonHine.com Direct: 614.469.3217

Mr. Alberto Zapata

October 21, 2019

Comment 3: On page 2 of the Prospectus, the Fund discloses that the sub-adviser anticipates executing ETF trades through an exchange.” Given that the Fund is already operating, please explain what is meant by “anticipates.” Will it be any different from how the Fund is currently executing ETF trades, or does the Fund already execute ETF trades through an exchange?

Response: The Registrant has amended its disclosures to state the following:

The DRS seeks to provide risk-managed growth of capital by matching or exceeding the long-term performance of the stock market while seeking to minimize the traditional losses incurred during bear markets. The Fund invests primarily in equity securities of large capitalization (over $10 billion) US companies directly or through ETFs. The Fund may also invest in equity securities of smaller and foreign companies through sector-based or S&P 500 Index ETFs. The sub-adviser ~~anticipates~~ executes~~ing~~ ETF trades through an exchange rather than trading directly with a fund.

Comment 4: In the third paragraph on page 2 of the Prospectus, please add disclosure that briefly defines “call and put options.”

Response: The Registrant has amended its Item 4 disclosures for each of the Funds to the state the following:

The DRS philosophy is based upon the sub-adviser’s research indicating that market timing and/or stock selection is extremely difficult, may produce volatile returns and that asset allocation is limited in its risk reduction. Using DRS, the sub-adviser seeks to “define risk” by seeking to protect against large losses by hedging equity ETFs through investments in protective long-term S&P 500 Index put options. Additionally, the sub-adviser seeks to increase returns by buying and selling call and put options on several indices using hedging strategies. A call option is a contract that entitles the purchaser to receive from the seller a cash payment equal to the amount of any appreciation in the value of the reference index over a fixed price as of the valuation date of the option. A put option is a contract that entitles the purchaser to receive from the seller a cash payment equal to the amount of any depreciation in the value of the reference index below a fixed price as of the valuation date of the option.

Comment 5: In the Performance Table on page 4 of the Prospectus, please explain why the Fund is including a bond index and a blended bond index.

Mr. Alberto Zapata

October 21, 2019

Response: The Registrant notes that, as stated in the paragraph immediately following the performance table, a comparison to the blended index is provided because the adviser believes it illustrates a closer representation of the Fund’s composition.

Comment 6: In the discussion of each Fund’s portfolio managers, please disclose that each portfolio manager is jointly and primarily responsible for the day-to-day management of the Fund.

Response: The Registrant has amended its disclosures accordingly.

Comment 7: In the principal risk disclosures for the Swan Defined Risk Emerging Markets Fund, please provide expanded risk disclosures associated with the Fund’s investment strategy, or explain why such disclosure is not appropriate, that address (1) the potential for errors in implementing the Fund’s investment strategy when information regarding non-U.S. companies is unreliable or outdated or if less information about non-U.S. companies is publicly available due to differences in regulatory, auditing or financial recordkeeping standards and (2) the potential for adverse effects on the Fund’s performance because the rights and remedies associated with investments in emerging markets may be different from those in the U.S. market.

Response: The Registrant has amended its Item 4 risk disclosures for the Fund to state the following:

Emerging Market Risk: Emerging market countries may have relatively unstable governments, weaker economies, and less-developed legal systems with fewer security holder rights. Emerging market economies may be based on only a few industries and security issuers may be more susceptible to economic weakness and more likely to default. Emerging market securities also tend to be less liquid. There may also be less reliable or publicly-available information about emerging markets due to non-uniform regulatory, auditing or financial recordkeeping standards, which could cause errors in the implementation of the Fund’s investment strategy. The Fund’s performance may depend on issues other than those that affect U.S. companies and may be adversely affected by different rights and remedies associated with emerging market investments, or the lack thereof, compared to those associated with U.S. companies.

The Registrant has amended its Item 9 risk disclosures to state the following:

Emerging Market Risk: The Fund may invest in countries with newly organized or less developed securities markets. There are typically greater risks involved in investing in emerging markets securities. Generally, economic structures in these

Mr. Alberto Zapata

October 21, 2019

countries are less diverse and mature than those in developed countries and their political systems tend to be less stable. There may also be less reliable or publicly-available information about emerging markets due to non-uniform regulatory, auditing or financial recordkeeping standards, which could cause errors in the implementation of the Fund’s investment strategy. Emerging market economies may be based on only a few industries, therefore security issuers, including governments, may be more susceptible to economic weakness and more likely to default. Emerging market countries also may have relatively unstable governments, weaker economies, and less-developed legal systems with fewer security holder rights. The Fund’s performance may depend on issues other than those that affect U.S. companies and may be adversely affected by different rights and remedies associated with emerging market investments, or the lack thereof, compared to those associated with U.S. companies. Investments in emerging markets countries may be affected by government policies that restrict foreign investment in certain issuers or industries. The potentially smaller size of their securities markets and lower trading volumes can make investments relatively illiquid and potentially more volatile than investments in developed countries, and such securities may be subject to abrupt and severe price declines. Due to this relative lack of liquidity, the Fund may have to accept a lower price or may not be able to sell a portfolio security at all. An inability to sell a portfolio position can adversely affect the Fund’s value or prevent the Fund from being able to meet cash obligations or take advantage of other investment opportunities.

Comment 8: With respect to the Defined Risk Growth Fund, please elaborate on the Fund’s use of the DRS to focus on growth over protection. The Staff notes that the Fund uses the same DRS strategy as the other Funds and that the other Funds tout DRS as a system of generating income and managing risk. How is Defined Risk Growth Fund able to use DRS to focus on growth over protection when the other Funds use DRS to focus on generating income and managing risk? Please note that the Fund’s disclosures on pages 21 and 30 should be revised accordingly.

Response: The Registrant has amended its disclosures on page 21 and 30 of the Prospectus to state the following:

The Fund differs from other funds managed by the adviser and sub-adviser by focusing on growth over protection. The Fund purchases slightly “out-of-the-money” put options, i.e., put options where the current price of the underlying stock is above the strike price of the option, thus spending less on hedging. This small difference is spent on additional market exposure to increase growth potential.

Mr. Alberto Zapata

October 21, 2019

Comment 9: Please add the last three sentences of “ETF Risk” in the Funds’ Item 9 disclosures to each Fund’s Item 4 risk disclosures of “ETF Risk.”

Response: The Registrant has amended its Item 4 disclosure of “ETF Risk” for each Fund as follows:

ETF Risk: ETFs are subject to investment advisory and other expenses, which will be indirectly paid by the Fund. As a result, the cost of investing in the Fund will be higher than the cost of investing directly in ETFs and may be higher than other mutual funds that invest directly in stocks. ETFs are subject to specific risks, depending on the nature of the ETF. The market value of ETF shares may differ from their net asset value (“NAV”). This difference in price may be due to the fact that the supply and demand in the market for fund shares at any point in time is not always identical to the supply and demand in the market for the underlying basket of securities. Accordingly, there may be times when shares trade at a premium or discount to NAV.

Comment 10: In the Prior Performance Table on page 37 of the Prospectus, please define “Swan DRS Select Composite” and explain its components.

Response: The Registrant has amended note 1 to the prior performance table to state the following:

1. As of [ ], the DRS Select Composite is [ ] accounts totaling $[ ] million. The DRS Select Composite demonstrates the performance of nonqualified assets managed by the Sub-Advisor since inception. It includes discretionary individual accounts whose account holders seek the upside potential of owning stock, and the desire to eliminate most of the risk associated with owning stock. The composite relies on long-term equity anticipation securities (“LEAPs”) and other options to manage this risk. Individual accounts own S&P 500 exchange traded funds and LEAPs associated with the exchange traded funds as well as multiple other option spreads that represent other indices that are widely traded. The DRS was designed to protect investors from substantial market declines, provide income in flat or choppy markets, and to benefit from market appreciation.

Mr. Alberto Zapata

October 21, 2019

If you have any questions, please call JoAnn M. Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser